BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83 Barclays PLC One Churchill Place London E14 5HP
Michael Seaman Special Counsel Securities and Exchange Commission Washington D.C. 20549 USA 18 October 2010

VIA EDGAR

Dear Mr Seaman,

Barclays PLC and Barclays Bank PLC

Form 20-F for the Fiscal Year Ended 31 December 2009

Form 6-K filed 08/05/2010

File No. 0-10257, 1-09246

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the ‘Commission’) dated 8 September 2010 (the ‘Comment Letter’), concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (the ‘2009 Form 20-F’) of Barclays PLC and Barclays Bank PLC and the Interim Results Announcement for the six months ended 30 June 2010 (the ‘August Form 6-K’). Barclays PLC, Barclays Bank PLC and their subsidiaries are collectively referred to herein as ‘Barclays’ or the ‘Group’.

To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays responses immediately following each numbered comment.

In some of the responses, in light of the Staff’s comments, Barclays propose providing disclosures in our Annual Report on Form 20-F for 2010 (‘2010 Form 20-F’) that may differ from or supplement the corresponding disclosure in the 2009 Form 20-F. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards (‘IFRS’) and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

In addition, in accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Barclays is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Barclays and therefore is not submitted on a confidential basis.

We acknowledge that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Barclays may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Our responses to your comments are set out in the appendix to this letter.

Yours sincerely,

/s/ C.G. Lucas

C.G. Lucas
Group Finance Director

Cc	David Irving
Sharon Blume
Eric Envall
Pradip Bhaumik
(Securities and Exchange Commission)

George H White
John O’Connor
Elizabeth Davy
(Sullivan & Cromwell LLP)

Philip Rivett
(PricewaterhouseCoopers LLP)

Andrew Ratcliffe
(PricewaterhouseCoopers LLP)

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

Form 20-F for the fiscal year ended 31 December 2009

General

1.	We are aware of press releases by the U.S. Department of Justice and the New York County District Attorney’s Office, dated August 18, 2010, to the effect that you have agreed to forfeit $298 million for having conducted illegal transactions on behalf of customers from Cuba, Iran, Sudan, and certain other sanctioned countries from the mid-1990s through 2006. We note the disclosure on page 222 of your Form 20-F, in Note 36 to the financial statements, regarding this matter. We also note from the disclosure on page 117 of your Form 20-F that you operate in Africa and the Middle East, regions generally understood to include Sudan, Syria, and Iran. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. In addition, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to your activities related to Iran.

Barclays does not have, and does not anticipate having, a subsidiary, branch, representative office or other physical presence in Iran, Syria, Sudan or Cuba (collectively, the ‘Subject Countries’).

As set out in more detail in our response to Comment 2, Barclays does not believe that its business activities related to, or contacts with, the Subject Countries are material or that its activities in the Subject Countries would constitute a material investment risk for our security holders. Furthermore, our activities in the Subject Countries have been further reduced since Barclays introduced, in December 2006, an enhanced Group sanctions policy (the ‘Sanctions Policy’), which has been subject to further modifications since December 2006 and now applies to all of Barclays operations globally and significantly restricts business and dealings with countries subject to U.S. sanctions. The Sanctions Policy, which exceeds Barclays legal obligations has been voluntarily adopted. Existing activities relating to these Subject Countries are severely limited by the Sanctions Policy or relate to certain legacy transactions entered into prior to the implementation of the prohibitions under the Sanctions Policy, such as trade financing agreements that have yet to expire under the terms of those agreements.

Prior to the introduction of the Sanctions Policy in December 2006, our business activities related to, or contacts with, the Subject Countries primarily comprised the following: financing for import/export contracts (including guarantees and letters of credit), primarily for U.K. and other European corporate clients doing business in the Subject Countries; correspondent banking services to financial institutions controlled by the governments of the Subject Countries and private financial institutions located in the Subject Countries; and private banking and wealth management services to clients domiciled or resident in the Subject Countries.

Prior to the Sanctions Policy, we also engaged in the following activities related to the Subject Countries: maintaining deposit accounts for corporate and retail clients resident or domiciled in the Subject Countries; providing accounts and financing arrangements for customers not resident or located in the Subject Countries but who may have engaged in business with Subject Country counterparties; providing corporate credit card services to an Iranian government-owned bank; and providing credit card accounts held by residents in the other Subject Countries.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

In addition, only with respect to Iran and prior to the introduction of the Sanctions Policy in December 2006, we engaged in the following activities:

•	Money market transactions with three U.K. subsidiaries of Iranian government-controlled banks – [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION];

•	Participation in syndicated loan transactions, arranged by third-country banks, for Iranian government-owned banks; and

•	Provision of performance guarantees and structured trade and export finance arrangements for Iranian government-owned banks.

As noted above, the Sanctions Policy introduced in December 2006 severely limited activities with the Subject Countries. The Sanctions Policy was further modified in 2008-2009.

Since the implementation of the Sanctions Policy, subject to very limited exceptions (such as where we consider that there is a case for permitting a transaction which is already authorised by an OFAC license or lawful legacy business in respect of which Barclays has existing contractual obligations) we prohibit business related to Iran in all currencies. These exceptions comprise a small number of outstanding legacy trade finance obligations, mortgages, overdrafts, loans, other investments as well as one legacy de minimis commercial relationship in the U.K. with an entity affiliated with the Iranian government, all outside the scope of U.S. Sanctions.

We prohibit business activities related to Syria where they have a U.S. nexus such as U.S. dollar-denominated transactions as well as transactions involving U.S. persons or U.S. origin products and services. Existing activities related to Syria include a small number of outstanding legacy trade finance obligations, such as overdrafts, loans and other investments, all outside the scope of U.S. Sanctions.

We severely restrict business activities relating to the territory of Sudan subject to the U.S. Sanctions and to the government of Sudan subject to extremely limited exceptions such as where we agree to facilitate legally permitted payments required for humanitarian aid or related to the United Nations’ activity in that area. In addition to this activity related to Sudan, the Group maintains a small number of legacy loans, other investments and wealth management products, all outside the scope of U.S. Sanctions.

Different jurisdictions within which Barclays operates (e.g., the E.U. and the U.K.) have differing laws relating to Cuba. Barclays has a policy in place to ensure compliance with its legal obligations in the countries in which it operates and Barclays has a small number of (non-U.S. related) customers who are either Cuban nationals or resident in Cuba. Existing activities related to Cuba comprise (European) retail and wealth management accounts, mortgages, loans and investment products held by residents and nationals of Cuba, all outside the scope of U.S. Sanctions.

We do not believe that Section 104 of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 will affect Barclays current or future activities related to Iran because the Group does not engage in, our Sanctions Policy prohibits engaging in, and we have implemented enhanced screening systems, among other measures, and continue to improve related systems and controls to help prevent engaging in, the activities prohibited by Section 104.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

2.	Please discuss the materiality of your business activities and other contacts with Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria. In this regard, please also address the potential impact of the forfeiture and underlying legal matters described in the Department of Justice and New York County District Attorney’s Office press releases.

We do not believe that our past, current or anticipated business activities in or other contacts with the Subject Countries are material in quantitative or qualitative terms and do not believe that such operations or contacts constitute a material investment risk to our security holders for the following reasons:

Quantitative Analysis

As discussed in our response to Comment 1, the Group’s contacts with the Subject Countries have been reduced since the introduction of the Sanctions Policy in December 2006, and our activities in those countries are now extremely limited or negligible, particularly in the context of the Group’s overall business. The tables below set forth the Group’s revenues, assets and liabilities as of and for the year ended 31 December 2009 and as of and for the six months ended 30 June 2010, which are our estimates of amounts attributable to each of the Subject Countries. Relative to the Group’s total revenues, assets and liabilities, these amounts are extremely immaterial. For example, the revenues as a percentage of total revenues for the six months ended 30 June 2010 for each of the Subject Countries are: less than 0.004% for each of Iran, Syria and Sudan and less than 0.0002% for Cuba. For the purposes of preparing this response, the Group has gone to considerable effort to retrieve and analyse the information retrievable from the review of its operations. We respectfully advise the Staff that it has proven impracticable to extract all of the comparable figures for years 2007 and 2008 as this would be very time consuming and expensive to collate. However, the Group has no reason to believe that the materiality of the amounts for 2007 and 2008 would be different from the materiality of the amounts in 2009 in the context of the Group as a whole. The Group requests that the Staff accept the information supplied herein without requiring the Group to go to great additional expense, time and effort in an attempt to provide additional financial information.

As of and for the year ended 31 December 2009, as applicable (in millions of U.S. $)[1]
	Revenues	Assets	Liabilities
Iran	<$2	<$20	<$70

[1]

Although the figures presented above are stated in U.S. dollars for the sake of consistency, that does not mean that the underlying business activities are conducted or involve transactions denominated in U.S. dollars.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

Syria	<$2	<$40	<$260
Sudan	<$1	<$5	<$30
Cuba	<$0.05	<$2	<$2

As of and for the six months ended 30 June 2010, as applicable (in millions of U.S. $)[1]
	Revenues	Assets	Liabilities
Iran	<$1	<$20	<$85
Syria	<$1	<$30	<$285
Sudan	<$1	<$5	<$35
Cuba	<$0.05	<$2	<$2

These figures above represent Barclays exposure to the Subject Countries through either direct or indirect customer relationships across our Retail, Corporate, and Wealth Management businesses (there is no exposure within Barclays Capital). They include legacy trade finance arrangements, customer deposits, loans, insurance products and structured investment products. In certain instances, values have increased from 31 December 2009 to 30 June 2010 as a result of fluctuations in the fair value of liabilities. Subject to legal and other restrictions and further fluctuations in fair values, these remaining exposures are expected to decrease over time as contracts and relationships are terminated.

Qualitative Analysis

On the basis of qualitative factors, including principally the impact of Barclays limited activities in the Subject Countries on Barclays results of operations, financial condition, share value and reputation, Barclays does not believe that those activities are material. It does not believe that in light of those factors its activities in the Subject Countries would have a material influence on a reasonable investor’s decision to invest in Barclays PLC ordinary shares or American Depositary Shares (ADSs) representing Barclays PLC shares or in securities of Barclays Bank PLC, nor that they pose a material investment risk for its security holders. Barclays does not believe that investors in the shares, ADSs or other securities of a multinational financial institution headquartered in the U.K. with a long history of international dealings and extensive involvement in providing financial services to a broad international client base, like the client base of Barclays, would find it unusual that Barclays (or peer European financial services companies, some of which have ADSs listed in the U.S.) has had some limited activities in the Subject Countries. Furthermore, in December 2006, Barclays introduced the Sanctions Policy which applies to all of Barclays operations globally and which continues to be subject to review and enhancement, along with the related systems and controls. It generally prohibits business and dealings with countries subject to U.S. sanctions in any currency, subject to the exceptions described in the response to Comment 1 above. In accordance with the Sanctions Policy, Barclays has taken steps to terminate, or where more appropriate limit, relationships with persons and entities resident or operating in those countries.

Moreover, Barclays takes its obligations to prevent money laundering and terrorist financing very seriously. Barclays has policies, procedures and training in place intended to ensure that Barclays and its employees comply with applicable laws and regulations, including applicable U.K., U.S. and E.U. sanction requirements. Barclays has also enhanced its operational controls and sanctions compliance programs, including enhancing its payment filtering systems to ensure proper screening, committing substantial personnel and resources to sanctions compliance programs, implementing an extensive global training program tailored to specific job responsibilities to

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

educate staff about sanctions compliance, committing to conduct regular audits of sanctions compliance issues and ensuring that U.S. sanctions compliance is reported to the most senior executives of Barclays.

In addition, Barclays believes that its settlement with the U.S. Department of Treasury’s Office of Foreign Assets Control (‘OFAC’), the U.S. Department of Justice (‘DoJ’) and the New York District Attorney’s Office (together, the ‘U.S. Authorities’) on 18 August, 2010 (the ‘Settlement’) and its past U.S. Dollar payment activities involving the Subject Countries to which it related are not expected to have a significant impact on investor sentiment with respect to Barclays. While Barclays is required to pay $298 million under the terms of the Settlement, the Settlement means that no further action will be taken against Barclays by the U.S. Authorities if, as is Barclays intention, for the duration of a defined period under the Settlement it meets the conditions set down in its agreements with the U.S. Authorities. Barclays does not anticipate any further regulatory actions relating to these issues. Barclays believes that it is relevant from an investor sentiment perspective that the U.S. Authorities recognized the cooperation by Barclays in the resolution of the investigation, specifically in the press release of the DoJ on 18 August, 2010 describing the Settlement, in which it stated that it takes disclosure, cooperation and remedial efforts by self-disclosing corporations like Barclays into consideration. Moreover, Barclays made disclosures with respect to the review of sanctions compliance and related matters that led to the Settlement in its Annual Reports on Form 20-F for the years ended 31 December 2007, 2008 and 2009, and disclosed the Settlement on 18 August, 2010 on Form 6-K and incorporated it by reference into the existing Barclays registration statements under the Securities Act of 1933. We will also plan to include disclosure relating to the Settlement in our 2010 Form 20-F. Barclays believes that its record of disclosure regarding this investigation, combined with its cooperation with the U.S. Authorities and its significant remedial efforts in the form of the sanctions policies, procedures and training described above, have contributed to mitigating any potential negative impact of the Settlement from an investor sentiment perspective.

Barclays is aware of the fact, as also noted in the Staff’s comment, that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Barclays respects the views of investors who hold these views. In light of the reasons stated above, including the actions Barclays has taken in adopting the Sanctions Policy, its cooperation with the U.S. Authorities and its significant remedial efforts in the form of the sanctions policies, procedures and training described above, Barclays does not, however, believe that these initiatives will result in any material adverse impact on Barclays business or financial condition.

In light of the foregoing, we do not believe that our contacts with the Subject Countries are either quantitatively or qualitatively material.

Section 1. Business Review

Balance Sheet Commentary

Total Assets and Risk Weighted Assets by Business 2009/2008, page 14

3.	We note the statement in your Q4 Earnings call that you have worked with your counterparties throughout the year to eliminate offsetting contracts at no cost and with no capital impact, which contributed to a reduction in the derivatives gross up of well over £500 billion. Please tell us and revise future filings to more thoroughly discuss the reasons for the large fluctuations in derivative asset and liability balances in the periods presented.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

Derivative assets declined by £568bn from £985bn as at 31 December 2008 to £417bn as at 31 December 2009, with liabilities declining by an almost identical amount of £565bn, from £968bn to £403bn. The main drivers of the movements in these gross balances were:

(i)	Initiatives designed to reduce gross derivative balances with counterparties. Derivative assets and liabilities reduced by £253bn as a consequence of these initiatives, which included:

•

Back-loading of existing interest rate and credit derivative positions onto clearing houses, such as LCH Markitwire and ICE Clearing, resulting in derivative netting (£83bn). Back-loading is the process whereby existing derivative trades are placed with a clearing house resulting in arrangements whereby IFRS netting criteria are satisfied for these trades;

•

Compression of OTC derivative contracts via Tri-Optima (£163bn). Tri-Optima is a third party that acts as an intermediary between derivative counterparties. It helps to identify offsetting derivative contracts that can be terminated with no net economic impact for the parties involved – a process commonly referred to as “compression”; and

•	Negotiated bilateral reductions and derivative tear-ups with individual counterparties (£7bn).

(ii)	Movements in underlying market indices that had an impact on derivative fair values. Barclays derivative assets and liabilities exhibit significant offsetting market risk characteristics.[2] As a consequence, movements in such indices resulted in changes to respective fair values (and, therefore, carrying amounts) that offset to a great extent.

As requested, we will discuss the reasons for significant movements in gross derivative balances in our 2010 Form 20-F.

Adjusted Gross Leverage 2009/08, page 15

4.	Please revise your reconciliation in future filings to disclose your leverage ratio according to IFRS for the periods presented.

In response to the Staff’s comment, we will include in our 2010 Form 20-F disclosure of a secondary measure of leverage representing the ratio of total assets to total shareholders equity.

5.	In this regard, please tell us and revise future filings to discuss material fluctuations in the leverage ratio and adjusted gross leverage ratio in the periods presented. In your discussion, please address any material variations in the leverage ratio and adjusted gross leverage ratio at each month end during 2009 and 2010 to date.

The adjusted gross leverage reduced from 28x as at 31 December 2008 to 20x as at 31 December 2009 principally due to a £12.4bn increase in Tier 1 Capital to £49.6bn and a £58.0bn decrease in adjusted total tangible assets to £969.5bn. At month ends during 2009 the ratio moved in a range from 32x to 20x, with significant variations comprising:

•	An increase from 28x to 32x in January 2009 principally reflecting increases in reverse repo and trading portfolio asset balances; and

[2]	The Risk Management section of the 2009 Form 20-F provides greater detail on the way in which Barclays manages its market risk.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

•

A reduction in March 2009 to 28x and further reductions down to 22x times in June 2009 and 20x in December 2009. This was driven by strong asset and liability management resulting in reductions in reverse repos and trading portfolio assets, combined with increases in Tier 1 Capital as a result of the conversion of Mandatorily Convertible Notes to equity in June 2009 (as discussed further on page 122 of the 2009 Form 20-F) and the gain on sale of Barclays Global Investors in December 2009.

The ratio of total assets to total shareholders equity reduced more significantly during 2009 from 43x to 24x, reflecting in addition a significant reduction in gross derivative balances. At month ends during 2009 the ratio moved in a range from 45x to 24x. The ratio fell from 44x to 41x in March 2009 and from 32x to 24x in December 2009 for the reasons noted above, as well as a significant reduction in gross derivative balances during December 2009.

•

As disclosed in the August Form 6-K, the adjusted gross leverage at month ends during the first half of 2010 moved in a range from 24x to 20x. Significant variations in month end positions during 2010 comprised a gradual increase to 24x in May 2010 followed by a reduction in June 2010 to 20x reflecting increases and a subsequent reduction in reverse repos and trading portfolio assets.

In the first six months of 2010 the ratio of total assets to total shareholders equity moved in the range of 29x to 25x, with variations in month end ratios being equivalent to those seen in the adjusted gross leverage ratio.

In response to the Staff’s comment, we intend to include in our 2010 Form 20-F the range of the month end ratios and a discussion of the key drivers of any material fluctuations in both the adjusted gross leverage ratio and the ratio of total assets to total shareholders equity.

6.	We note your disclosure that limited netting is permitted under IFRS even for receivables and payables with the same counterparty where there are contractually agreed netting arrangements. Please tell us and revise your future filings to discuss the specific differences in netting provisions applicable to U.S. GAAP and IFRS.

Under IAS 32, ‘Financial Instruments: Presentation’, netting is permitted only if both of the following criteria are satisfied:

•	The entity has a legally enforceable right to set off the recognised amounts;[3] and

•	The entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

These requirements are very similar to the U.S. GAAP requirements of ASC 210-20, ‘Offsetting’. However, we have identified additional circumstances where netting is permitted under U.S. GAAP, which would have a material impact on Barclays balance sheet:

•

ASC 815-10-45 permits netting of derivative assets and liabilities if the conditions of ASC 210-20, other than the intent to net cash settle, are satisfied – as long as there is a master netting agreement in place with the counterparty that would be enforceable in the event of bankruptcy;

[3]	This right must be enforceable in all circumstances, not only upon bankruptcy of the counterparty.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

•	ASC 815-10-45 permits derivative assets and liabilities to be netted against related cash collateral balances with the relevant counterparty; and

•	ASC 940-20-45 permits the netting of payables and receivables arising from unsettled regular way transactions with the same counterparty.

Our calculation of adjusted gross leverage ratio reflects these U.S. GAAP permitted nettings. In this way, we are seeking to gain greater consistency with our U.S. peers in relation to leverage disclosure. In response to your request, we will continue to quantify these netting differences in our 2010 Form 20-F, with an explanation of the underlying differences in guidance.

Risk Management, page 89

7.	We note in September 2009, Barclays Capital transferred assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund. In addition, as part of the transaction, we note Barclays extended a £7,669m 10-year loan to Protium, which will be repaid during the term from cash generated by the fund and is secured by the assets of the fund. Please provide us with the following additional information:

•

It is our understanding that you have not consolidated Protium for accounting purposes and have derecognized the transferred assets. Please provide us with your accounting analyses that support your determination that derecognition of the transferred assets is appropriate and that consolidation of Protium is not required.

•	Tell us how these assets are reported for regulatory purposes. If they remain on your balance sheet, explain why there is a difference between your regulatory and IFRS reporting.

•

We note the loan to Protium was assessed for impairment at June 30, 2010 that no impairment was identified. Please provide us with your analysis that supports this determination and any updates through the current date.

The transfer of the assets to Protium Finance LP (‘Protium’) constituted a commercial arms-length transaction involving the disposal, by Barclays, of investments in a number of sub-prime assets that were held in the trading portfolio (the ‘Protium transaction’). The disposal was to an experienced fund management team that specialises in managing credit market assets and which is incentivised to maximise the returns from the assets over the longer term and to seek other assets to manage. The fund management team has acquired and is managing assets sourced from other third parties, albeit not through arrangements of the size and nature of the Protium transaction. The purchase of assets and working capital for the entity was funded by third party equity investors and by loan financing. Barclays interest in the assets is limited to providing the loan finance to purchase the portfolio, prime brokerage services and short-term repo financing.

Consolidation

At the time of the Protium transaction, we performed an analysis of the accounting treatment in the consolidated financial statements. In summary, Protium was not consolidated by Barclays because it is an operating company, which it does not control. Due to the significance of the transaction, we also performed a SIC 12 analysis involving an assessment of relative exposure to asset performance which resulted in the same conclusion. Our analysis is further summarised below:

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

Does SIC 12, ‘Special purpose entities’ apply?

In considering the application of SIC 12 to this transaction we concluded that Protium is an operating company rather than a special purpose entity within the definition of SIC 12, as its activities are not constrained or pre-determined. We reached this conclusion on the basis that:

•

Protium is not restricted to holding or selling the assets acquired from Barclays – it can, at its discretion, take an active approach to restructuring and modifying the whole loans in order to maximise the return on such assets for the benefit of its shareholders;

•

In addition to the assets initially acquired from Barclays, Protium has an Actively Managed Account (AMA) comprising assets sourced from third parties. The AMA was comprised of assets amounting to $250m at inception, but Protium is permitted to reinvest some of the cash generated from its activities into the AMA over time. Indeed, some of the original assets have paid down with additional, unrelated, assets being purchased by the fund management team. Protium may also fund asset purchases through the raising of external secured financing. Activity within the AMA will involve a number of active trading rates, corporate, ABS and residential whole loans strategies; and

•	Limitations on the activities of Protium, for example size and concentration limits on the AMA, are not significant.

As a result, the fund management team has significant discretion over the ongoing management of Protium.

Consideration of consolidation under IAS 27, ‘Consolidated and Separate Financial Statements’

Having reached the conclusion that Protium is an operating company, we applied the tests of control set out in IAS 27, ‘Consolidated and Separate Financial Statements’ in assessing the requirement to consolidate Protium. We concluded that consolidation is inappropriate since:

•

Barclays does not have the ability to direct the main operating and financial decisions of Protium. This ability resides with the fund management team and Barclays does not have the right to remove the team from its position; and

•	Barclays does not hold any ownership or voting interest in any of the entities involved in the transaction.

Consideration of consolidation under SIC 12

Although not strictly necessary, in view of the materiality of the transaction and the existence of some limitations on Protium’s activities, an analysis under SIC 12 was also performed. The analysis can be summarised as follows:

•	Control: As outlined above, control of Protium does not reside with Barclays;

•

Risks and benefits: The risk and rewards analysis performed for derecognition purposes (refer below) demonstrates that Barclays is not exposed to the majority of the variability in the performance of Protium; and

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

•

Activities: The activities of Protium are conducted on behalf of a number of parties, in accordance with their respective business objectives. These include the fund management team and the third party equity investors in addition to Barclays.

For these reasons, we again concluded that it was inappropriate for Barclays to consolidate any of the entities in the Protium transaction.

Derecognition

Under IAS 39, ‘Financial Instruments: Recognition and Measurement’ derecognition is appropriate if the transferor (i) does not retain control of the assets; and (ii) does not retain substantially all of the risks and rewards of the assets.

Control of assets

Under the terms of the transaction, control of the transferred assets was passed to Protium – no control rights were retained by Barclays. Two points are in particular worth noting:

•	Barclays affiliates perform the servicing for a number of the transferred assets. However, these arrangements are on arm’s length terms and can be freely terminated by Protium; and

•

The transferred assets include RMBS and CDO securities, as well as credit protection on those securities provided by monoline counter-parties. Under the terms of the monoline protection, Protium would need the consent of the protection provider for any future sales or transfers. However, this is a standard contractual term of the CDS itself and applies to any holders of such protection—Protium has full rights to direct the transfer of the protection in accordance with the contractual terms of that asset.

Transfer of risks and rewards

This transfer of risks and rewards was assessed both qualitatively and quantitatively:

Qualitative assessment: Barclays primary risk exposure occurs at the maturity of its loan to Protium. As with any long-term receivable from an operating entity, its recoverability is impacted by the performance of the assets initially held by that entity, but only for as long as they continue to be held by the entity in accordance with its ongoing strategy and management. In this transaction, the transferred assets will be managed and sold over time, with new assets acquired via reinvestment and the raising of additional external funding. Protium’s assets and liabilities at the time the Barclays loan falls due (and the various assets and liabilities that will be bought and sold during the intervening period) could not be known on the transaction date.

Barclays loan to Protium represents an exposure to the ongoing operations, assets and liabilities of Protium, as opposed to a retained exposure to the risks and rewards of the transferred assets themselves.

Quantitative assessment: Notwithstanding the results of the qualitative assessment, and consistent with the approach taken for the consolidation analysis above, a SIC 12 quantitative risk and reward assessment was also performed. Probability-weighted alternate cash flow scenarios were identified and the resulting potential variability in cash flows then calculated. 83% of that estimated variability resided with the third party equity investors and fund management team, with 17% impacting on Barclays. This is consistent with the fact that expected future cash flows significantly exceeded asset fair values, which were the basis of the sale price to Protium and hence the initial loan amount. Asset fair values were significantly impacted by non-cash flow factors, principally market liquidity.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

Based on this analysis, which demonstrated, as noted above, that 83% of the cash flow variability had been transferred, we reached the conclusion that Barclays did not retain substantially all of the risks and rewards of the transferred assets. The resulting derecognition is consistent with the nature of Barclays residual interest in Protium – a floating-rate loan that is substantially over-collateralised from a cash flow perspective and, therefore, exposed to limited credit risk.

Regulatory treatment

At the time of the filing of the 2009 Form 20-F with the Commission, the regulatory treatment was still being discussed with the U.K. regulatory agency, the FSA. Subsequent to the filing of the 2009 Form 20-F and further to our discussions with the FSA, it has been agreed with the FSA that the loan is subject to fixed risk weights and, as such, regulatory capital is calculated based on the loan itself, as opposed to the underlying assets of Protium. This is consistent with the accounting treatment of the Protium transaction reflected in the 2009 Form 20-F.

Impairment

Under IAS 39, impairment should be recorded if there is objective evidence of a reduction in expected future cash flows. The loan to Protium, and the assets of Protium that form the collateral to that loan, are reviewed in this context on a quarterly basis. The analysis is performed using Barclays standard RMBS Loss Projection model, ‘Bcap#’. Model assumptions are reviewed quarterly to ensure they remain consistent with market research estimates published by Barclays and other investment banks.

Total collateral cash flows less management expenses are projected for the duration of the loan and at maturity of the loan, any remaining collateral assets are presumed to be liquidated. The assessment undertaken as at 30 June and 30 September 2010 concluded that collateral cash flows are expected to be more than sufficient to repay the loan in full with no loss of principal.

Section 3. Financial Statements

Accounting Policies

Sale and Repurchase Agreements (including stock borrowing and lending), page 172

8.	You disclose that securities delivered under repurchase agreements are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group.

•	Please tell us in detail and revise future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.

•

If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

In response to the Staff’s comment, we confirm that we do not derecognise securities delivered under repurchase agreements, consistent with the requirements of IFRS and our disclosed

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

accounting policy. We can conceive of possible repurchase-type transactions, lasting the entire term of an asset and transferring the principal exposure to the counterparty, which would be economically identical to a sale and therefore result in derecognition under IFRS. However, Barclays has not entered into transactions of this type.

Whilst not directly requested in the Staff’s comment it is worth noting that, where the IAS 32 criteria outlined in our response to Comment 6 above are satisfied, it is appropriate to net assets arising from reverse repurchase agreements against liabilities arising from repurchase agreements with the same counterparty. This counterparty netting amounted to £104bn as at 31 December 2009.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

9	If you have derecognized any securities delivered under repurchase agreements at the subsidiary level, tell us how the transactions are reflected in the consolidated financial statements.

In response to the Staff’s comment, and consistent with our response to Comment 8 above, we confirm that we do not derecognise securities delivered under repurchase agreements, either at a subsidiary or a consolidated level.

Note 6 – Other Income, page 187

10.	We note you exchanged certain Tier 2 perpetual debt for new issuances of lower Tier 2 dated loan stock during 2009 resulting in a gain of £1,170m. Please describe the specific terms of the old and new debt issuances and tell us how you determined such terms were substantially different. In addition, tell us how you accounted for any embedded conversion option on the new debt, including the amount recorded in your financial statements. Refer to paragraph AG31 of IAS 32 and paragraph 40 of IAS 39.

The table below details the specific terms of the old and new debt issuances involved in the debt exchanges.

Issue Date	Currency	Coupon	Maturity Date	First Call Date	Deferrable Coupon?	Regulatory Capital Ranking
Sept 93	GBP	9.00%	Perpetual	Oct 2023	Yes	Upper Tier 2
Nov 96	GBP	9.25%	Perpetual	Nov 2021	Yes	Upper Tier 2
Oct 00	GBP	7.125%	Perpetual	Oct 2020	Yes	Upper Tier 2
Nov 00	GBP	6.875%	Perpetual	Nov 2015	Yes	Upper Tier 2
Mar 02	GBP	6.375%	Perpetual	Apr 2017	Yes	Upper Tier 2
Mar 02	GBP	6.125%	Perpetual	Apr 2027	Yes	Upper Tier 2
Feb 08	GBP	8.25%	Perpetual	Dec 2018	Yes	Upper Tier 2
Apr 08	USD	7.7%	Perpetual	Apr 2018	Yes	Upper Tier 2

The GBP issuances above were exchanged for a new issuance with the following terms:

Issue Date	Currency	Coupon	Maturity Date	First Call Date	Deferrable Coupon?	Regulatory Capital Ranking
May 2009	GBP	10.00%	May 2021	None	No	Lower Tier 2

The USD issuance was exchanged for a new issuance with the following terms:

Issue Date	Currency	Coupon	Maturity Date	First Call Date	Deferrable Coupon?	Regulatory Capital Ranking
June 2009	USD	10.179%	June 2021	None	No	Lower Tier 2

All notes (old and new) are listed on the London Stock Exchange and governed by English law.

IFRS does not provide a single definitive test as to when terms of exchanged debt instruments are substantially different. Paragraph AG 62 of IAS 39 gives the example of a quantitative test that would suffice, noting that if the discounted present value of the cash flows under the new terms

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

calculated using the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original liability this would indicate that the terms are substantially different. Qualitative assessment can also be relevant.

Barclays accounting policy states that quantitative and qualitative tests should be applied when determining whether the terms of the exchanged issuances are substantially different. The qualitative analysis considers all the material terms of the issuances including repayment terms, coupon terms and call options.

In practice, Barclays applied the quantitative test as laid out in IAS 39, paragraph AG 62 in aggregate to the GBP and USD debt exchange programmes. The GBP programme exceeded the 10% level in aggregate, the USD programme did not.

Management also reviewed the key terms as above and concluded that a change from perpetual to a fixed maturity date, the removal of the ability to defer coupons, the change in regulatory capital treatment and the removal of the call options were material changes and meant that the issuances were substantially different, leading to the original debt being extinguished.

The material difference in terms was highlighted by investors. Previous market convention was for call options in perpetual debt to be exercised at the first opportunity by issuers. As a consequence of the market dislocation in recent years, issuers began to decline to exercise their call options. There was active demand from investors for the exchange, which we understand was due to the greater certainty regarding the maturity date.

As noted on page 5 of the 2009 Form 20-F, the recorded gain of £1,170m includes a release to the income statement of the cumulative hedge adjustment following the extinguishment of the liability and its required de-designation as a hedged item. This release amounted to £323m.

There are no embedded conversion options in the new debt issued.

Note 22 – Intangible Assets, page 200

11.	We note that you acquired the New York Stock Exchange’s Designated Market Maker (DMM) assignments of LaBranche & Co. in the first quarter of 2010 and the DMM rights of Bear Wager Specialists LLC in 2009. Tell us whether your business has been adversely impacted by the lack of timely market date in the internal order/execution system of the NYSE or by lower trading volumes and lower volatility. If so, please tell us what consideration you gave in testing these and any other recorded DMM rights for impairment under IAS 36 and tell us the useful life and amortization method used.

During 2009, we acquired the specialist rights of Bear Wagner Specialists LLC. At the end of 2009, the business was not significantly adversely impacted by a lack of timely market data or by lower trading volumes and volatility. As such, no impairment was identified. During the first quarter of 2010, Barclays expected the business to continue to perform well and acquired additional specialist rights from LaBranche & Co. Shortly after the LaBranche acquisition, Barclays disposed of some of its specialist rights as required by the NYSE. The price obtained for these rights exceeded their carrying amount, supporting the year-end assessment.

During 2010, the business has been impacted by an overall decline in share volume and volatility at the exchange. However, this has persisted for a relatively short period of time during the reporting period and we have not yet identified evidence of a permanent decline. Our relative market share within the specialist market has remained consistent. We will revisit this matter at the year end and, if an indicator of impairment is identified, will assess the DMMs for impairment in accordance with IAS 36, ‘Impairment of Assets’.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

Barclays accounts for its DMMs as intangible assets and amortizes them on a straight-line basis over their expected useful life of ten years. This method was selected as a fair representation of the expected pattern of the consumption of economic benefits, and is required by IAS 38, ‘Intangible Assets’ where the pattern of benefits cannot be determined reliably. Their carrying amount as at 31 December 2009 was $22m, reflecting the rights acquired from Bear Wagner in 2009. The 30 June 2010 balance of $52m also included the rights acquired from LaBranche.

Item 19. Exhibits

12.	Please tell us why you have omitted certain schedules, exhibits and annexes from the amended and restated stock purchase agreement filed as Exhibit 4.36 to your Form 20-F.

We do not believe it necessary to file as an exhibit to our 2009 Form 20-F the attachments to the Amended and Restated Stock Purchase Agreement, dated 16 June 2009, by and among Barclays and BlackRock Inc. (the ‘SPA’) in light of Item 601(b)(2) of Regulation S-K. This Item does not require schedules (or similar attachments) to a plan of acquisition or succession to be filed as exhibits unless the schedules contain information that is material to an investment decision and that is not otherwise disclosed in the plan/agreement or the disclosure document.

In our view, the schedules, exhibits and annexes to the SPA do not contain information material to an investment decision that is not otherwise disclosed in the SPA or in our 2009 Form 20-F, with the possible exception of Exhibit A of the SPA (the Stockholder Agreement, dated 1 December 2009, by and among Barclays Bank PLC, Barclays PLC and BlackRock Inc.), which we have filed separately as Exhibit 4.37 to the 2009 Form 20-F. Although technically Item 601(b)(2) does not apply to Annual Reports on Form 20-F, in light of the fact that a domestic issuer would be able to file such an agreement without annexes as an exhibit to its Form 8-K or Form 10-K, we respectfully request that the exhibit filing requirement for our 2009 Form 20-F not be more extensive than that required for a domestic issuer in a similar situation.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

Form 6-K filed 08/05/2010

Note 16 – Acquisitions, page 75

13.	We note approximately £2.6bn of the assets you acquired as part of the 2008 Lehman Brothers acquisition had not been received by June 30, 2010. Further, we note approximately £2.0bn of these assets were recognized as part of the accounting for the acquisition and are included in the balance sheet at June 30, 2010. Finally, we note the related ongoing litigation. Please provide us with the following additional information:

•

Tell us how you determined the £2.0bn of assets to be recognized as part of the acquisition and on the balance sheet at June 30, 2010. Explain to us in detail why these assets were recognized while £0.6bn were not.

•	Tell us why the amounts recognized and acquired but not received changed from 31 December 2009 to June 30, 2010 (£1.8bn vs. £2.0bn and £2.3bn vs. £2.6bn respectively).

•	Describe the types of assets that were recognized and those that were not.

•	Tell us why you believe these assets have not been delivered.

•

Considering it has been almost two years since you acquired these assets and you still have not received them, tell us why you believe recording them on your books is appropriate and why no write-offs are necessary.

•	Provide us with an update of the ongoing litigation through the current date, including whether any accruals have been recorded.

On 22 September 2008, the Group completed the acquisition of Lehman Brothers North American businesses, with the related assets being recognised on the Group balance sheet, including certain assets that were not delivered at that time. Such assets were not recognised to the extent that there was insufficient certainty surrounding the delivery, identity and/or recoverability of assets at the time our 2008 results were finalised in February 2009. This non-recognition did not reflect any doubt as to our entitlement to receive these assets under the terms of the acquisition.

The undelivered assets that were not recognised as at 31 December 2008, along with the reasons for their non-recognition, are listed below:

•

Margin against exchange traded futures ($439m) – this related to margin held by Lehman affiliates in bankruptcy in jurisdictions where there is some doubt over asset segregation and/or ultimate recoverability (separate to the ongoing litigation);

•

Reserve against Options Clearing Corporation (OCC) close-out receivable ($148m) – we had taken a $148m reserve against a $191m receivable from Lehman affiliates. This receivable represented losses incurred by Barclays in connection with the exercise, assignment and liquidation of option positions of Lehman affiliates held in accounts at the OCC, for which Barclays had assumed responsibility to the OCC. A reserve was recorded against this receivable because the receivable was viewed as an unsecured claim against insolvent entities. This amount was not subsequently recovered and the related receivable was written off;

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

•

Unencumbered clearance box assets (maximum $544m) – Barclays is entitled to receive unencumbered assets that were held within Lehman Brothers Inc’s (LBI’s) clearance boxes. This item related to a list of securities for which our review for customer encumbrances and other competing claims was incomplete at the time. The list being reviewed had a fair value of $544m as at 31 December 2008. However, the unencumbered securities on that list ultimately determined to form part of Barclays entitlement had a fair value of $105m as at 30 June 2010. There was no income statement impact of the finalisation of this review, since the amount is unrecognised;

•

OCC margin relating to letters of credit ($80m) – margin comprising the proceeds of letters of credit drawn by the OCC has not yet been received. This matter is the subject of proceedings involving the relevant counterparty banks and the SIPA trustee for Lehman Brothers Inc (the ‘LBI Trustee’).

All other undelivered assets were recognised. They were as follows:

•	Margin against exchange traded options ($909m) – margin against OCC option positions;

•	15c3 receivable ($769m) – Barclays is entitled to an amount of $769m of securities held in LBI’s 15c3-3 account, or securities of substantially the same nature and value;

•

Unencumbered clearance box assets ($707m) – Barclays is entitled to receive unencumbered assets that were held within LBI’s clearance boxes. This item related to securities for which our review for customer encumbrances and other competing claims was complete at the time;

•	Margin against exchange traded futures ($515m) – margin against futures positions at a number of exchanges;

•

LBI 15c3-3 receivable ($408m) – a receivable from the segregated 15c3-3 account related to customer accounts transferred to Barclays as part of the Private Investment Management (PIM) business. Barclays received a payment in respect of this receivable as part of a December 2009 settlement agreement relating to the PIM accounts; and

•

OCC close-out receivable ($43m) – this receivable represented the balance of the $191m OCC close-out receivable that was recognised after deducting the $148m reserve referred to in (ii) in the preceding list above. This amount was not subsequently recovered and the receivable was written off.

During 2009, litigation with Lehman Brothers Holding Inc., the LBI Trustee and the Official Committee of Unsecured Creditors of Lehman Brothers Holding Inc. commenced. On that basis, and given the recovery risk that would persist subsequent to a successful outcome in the litigation, the current carrying value of the total claim for assets not received was viewed as appropriate. Therefore, no further amounts were recognised.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Michael Seaman

Securities and Exchange Commission

Appendix 1

The items outlined above explain the original rationale for recognising certain assets, but not others, at the time the acquisition was initially reported in February 2009. However, we now recognise a single receivable amount in relation to assets not yet received, rather than individual underlying assets. This amount is not updated to reflect changes in the fair value of those assets initially recognised as at 31 December 2008. Rather, we regularly consider the appropriateness of the carrying amount of the receivable (£2.0bn), in comparison to the current value of Barclays total entitlement of £2.6bn. The table below sets out the undelivered assets at their June 2010 fair values 4:

	Fair value as at June 2010
	$m	£m
Assets that were not initially recognised:

Margin against exchange-traded futures	428	284
Unencumbered clearance box assets	105	70
OCC margin relating to letters of credit	80	53
Principal and interest accrued on unencumbered clearance box assets and OCC margin since 31 December 2008	144	96

Assets that were initially recognised:

Margin against exchange-traded options	1,004	666
15c3 receivable	769	510
Unencumbered clearance box assets	718	477
Margin against exchange-traded futures	543	360
CME Exchange seats[5]	96	64

Total	3,887	2,580

The disclosed sterling amounts for the assets recognised and acquired but not received changed from December 2009 to June 2010 due to movements in the dollar to sterling exchange rate during the period. Such differences are recognised in equity as part of the retranslation of our net investment in U.S. operations, rather than in the income statement.

The continued non-delivery of these assets is a consequence of the ongoing litigation, which commenced in 2009 and is currently in its evidentiary phase. This phase is scheduled to conclude during October 2010. Barclays considers that the motions and claims filed against Barclays Capital Inc. (BCI) as part of this litigation are without merit and BCI is vigorously defending its position. Consistent with this, other than the effective allowance recorded against assets (as discussed above), no separate accruals or provisions have been recognised in relation to this matter.

[4]

The OCC close-out receivable is not reflected, since this amount was written off during 2009. The LBI 15c3-3 receivable is not reflected because Barclays subsequently received a payment in respect of this receivable.

[5]

Barclays is not currently using the CME seats to which it is entitled under the terms of the acquisition. In the context of the ongoing litigation, Barclays is currently seeking to gain clarification from the exchange that it recognises Barclays access to the seat and related fund guarantee deposit.